

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 2, 2018

<u>Via Facsimile</u>
Athanasios Feidakis
President and Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Ave., 3rd Floor
166 74
Glyfada, Athens
Greece

        Re: Globus Maritime Limited
               Form 20-F for the Fiscal Year Ended December 31, 2017
               Filed March 9, 2018
               File No. 1-34985

Dear Mr. Feidakis:

      We refer you to our comment letter dated September 14, 2018 regarding potential business contacts with Sudan, Syria and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Cecilia Blye

                           Cecilia Blye, Chief
                           Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director